

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000414



No Act
PE 1/11/13

February 21, 2013

Lucas F. Torres
Akin Gump Strauss Hauer & Feld LLP
ltorres@akingump.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2/21/13

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Torres:

This is in response to your letter dated January 11, 2013 concerning the shareholder proposal submitted to FirstEnergy by William Steiner. We also have received a letter on the proponent's behalf dated January 16, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

February 21, 2013

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal asks the board to adopt a policy that in the event of a change of control of the company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(3), as vague and indefinite. We note in particular your view that, in applying this particular proposal to FirstEnergy, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which FirstEnergy relies.

Sincerely,

Mark F. Vilardo
Special Counsel

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

**JOHN CHEVEDDEN**

***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***

January 16, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 1 Rule 14a-8 Proposal**
**FirstEnergy Corp. (FE)**
**Limit Accelerated Executive Pay**
**William Steiner**

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request concerning this rule 14a-8 proposal.

To evaluate the consistency of the company position on the use of "pro rata" it would help if the company provided its latest use of pro rata, or similar words, in its Securities and Exchange Commission filings.

The company fails to give a concrete example of how any potential variation on interpretation would apply specifically to the company *in a material way* – unless FirstEnergy executives are now entitled to receive 1,000 shares if the company acquires 3,000 new customers.

To evaluate the consistency of the company position on the use of "change of control" the company does not provide its latest use of change of control, or similar words, in its Securities and Exchange Commission filings.

To evaluate the consistency of the company position, it would help if the company stated that it has never recommended against a rule 14a-8 proposal based in part on its praise of company governance, qualifications and/or performance.

The company makes the ridiculous claim that text must be false if only some vague "typical policy" is otherwise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: William Steiner
Ronda Ferguson <rferguson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, November 4, 2012]

**Proposal 4* – Limit Accelerated Executive Pay**

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under various executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to company performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

**Limit Accelerated Executive Pay – Proposal 4***

Akin Gump
Strauss Hauer & Feld LLP

LUCAS F. TORRES
212.872.1016/212.872.1002
ltorres@akingump.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. – Shareholder Proposal Submitted by William Steiner

Ladies and Gentlemen:

We are writing this letter on behalf of FirstEnergy Corp., an Ohio corporation ("FirstEnergy" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the Company's intent to exclude from its proxy materials for its 2013 Annual Meeting of Shareholders (the "2013 Annual Meeting" and such materials, the "2013 Proxy Materials") a shareholder proposal and supporting statement. Mr. William Steiner (the "Proponent"), submitted the proposal and the supporting statement (collectively, the "Proposal").

FirstEnergy intends to file the 2013 Proxy Materials more than 80 days after the date of this letter. In accordance with the guidance found in Staff Legal Bulletin 14D (November 7, 2008) and Rule 14a-8(j), we have filed this letter via electronic submission with the Commission. A copy of this letter and its exhibit are being sent via e-mail and FedEx to the Proponent to notify the Proponent on behalf of FirstEnergy of its intention to omit the Proposal from its 2013 Proxy Materials. A copy of the Proposal and certain supporting information sent by the Proponent and related correspondence is attached to this letter (see Exhibit A).

Rule 14a-8(k) provides that proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of FirstEnergy pursuant to Rule 14a-8(k).

## SUMMARY

We respectfully request that the Staff concur in the Company's view that the Proposal may be properly excluded from FirstEnergy's 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because the Proposal is impermissibly vague and indefinite so as to be inherently misleading and contains false and misleading statements and pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the changes the Proposal is seeking.

## THE PROPOSAL

The Proposal states:

"RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy."

## ANALYSIS

**I. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague and indefinite statements and contains materially false or misleading statements in violation of Rule 14a-9.**

*A. Background*

FirstEnergy believes that it may properly omit the Proposal from the 2013 Proxy Materials under Rules 14a-8(i)(3) and 14a-9 because the Proposal is impermissibly vague and indefinite and contains false and misleading statements. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading" or if "neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("SLB 14B"). *See, e.g., Devon Energy Corporation* (March 1,

2012) ("Devon Energy") (allowing for exclusion of a proposal substantially similar to the Proposal under Rule 14a-8(i)(3) because in applying the particular proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Limited Brands, Inc.* (February 29, 2012) ("Limited Brands") (allowing for exclusion of a proposal substantially similar to the Proposal under Rule 14a-8(i)(3) because in applying the particular proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires); *Verizon Communications Inc.* (January 27, 2012) ("Verizon") (allowing for exclusion of a proposal substantially similar to the Proposal under Rule 14a-8(i)(3) because in applying the particular proposal to the company, neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires).

*B. The Proposal Contains Vague and Indefinite Statements and Undefined Key Terms*

The Staff has consistently held that a shareholder proposal involving changes to compensation policies is excludable under Rule 14a-8(i)(3) if the proposal fails to define key terms or is subject to materially differing interpretations because neither the shareholders nor the company would be able to determine with reasonable certainty exactly what actions the proposal requires. *See, e.g., Devon Energy; Limited Brands; Verizon; The Boeing Company* (March 2, 2011) ("Boeing"); *General Electric Co.* (February 10, 2011) ("GE"); *Motorola, Inc.* (January 12, 2011) (allowing for exclusion under 14a-8(i)(3) of a proposal that did not explain the meaning of "executive pay rights" because the company had numerous compensation programs, which meant that the proposal was subject to materially different interpretations) ("Motorola"); *Verizon Communications Inc.* (February 21, 2008) (allowing for exclusion of a proposal where the proposal failed to define key terms); *Prudential Financial Inc.* (February 16, 2007) (allowing for exclusion of a proposal where the proposal was vague on the meaning of certain key terms); and *Woodward Governor Co.* (November 26, 2003) (allowing for exclusion of a proposal where the proposal involved executive compensation and was unclear as to which executives were covered).

FirstEnergy believes that the Proposal contains materially vague and indefinite statements and is thus subject to multiple interpretations. Neither FirstEnergy nor its shareholders will be able to determine with reasonable certainty what actions or measures the Proposal requires and therefore it is excludable under Rule 14a-8(i)(3). *See Devon Energy; Limited Brands; Verizon Boeing; GE*; and *Motorola*.

The Proposal's key terms provide that "any unvested award may vest on a pro rata basis as of the day of termination" and "to the extent any such unvested awards are based on performance, the performance goals must have been met." This language is subject to multiple interpretations which could result in materially different outcomes. For example, it is unclear how the Proposal's "pro rata" requirement would apply to equity awards subject to performance goals. Under one reading of the Proposal, unvested performance-based awards would not be subject to "pro rata" vesting. This interpretation would require that unvested performance-based equity awards vest on an "all-or-nothing" basis after the performance period. Under this interpretation, if a senior executive was entitled to receive an award of 1,000 shares after meeting certain performance goals over a two-year period but a change of control event resulting in termination occurred in the first year of the performance period, the senior executive would receive all 1,000 shares of the performance award only if the performance goals were met at the end of the two-year period. If the performance goals were not met at the end of the two-year period, the senior executive would not receive any shares.

A materially different, though equally plausible, reading of the Proposal would apply the "pro rata" vesting requirement to performance-based equity awards. However, if the "pro rata" vesting requirements apply to performance-based equity awards, it is unclear from the language in the Proposal as to when FirstEnergy would be required to determine whether the performance goals were met.

By way of example, assume that a senior executive would be entitled to receive 1,000 shares of the Company's stock after two years based on a performance goal that the Company acquires at least 3,000 new customers by the end of the two-year period. Assume also that a change of control event resulting in termination occurs at the end of the first year of the two-year period. Under this example, the Proposal is unclear as to when the determination is made regarding whether the performance goal has been met or the number of shares that the senior executive would be entitled to receive. One interpretation would require that the determination of performance be made at the end of the second year, despite the triggering event having occurred after one year. Under this reading, if all 3,000 new customers had been acquired by the end of the second year, there is still uncertainty as to whether the senior executive should receive the full reward or whether the "pro rata" language would limit the senior executive to only 500 shares, which is proportionate to the one-year period prior to the triggering event. A materially different interpretation of the Proposal would measure the performance goal at the time the termination occurs. This interpretation could mean that if the Company had not acquired at least 3,000 new customers at the time the performance goal was measured, the executive would not receive any of the 1,000 shares. It is also possible to interpret the Proposal to mean that the senior executive should receive a "pro rata" portion of the 1,000 shares if the senior executive was on pace to meet the performance goal at the time of the termination. Under this interpretation, if the Company had acquired at least 1,500 new customers at the end of one year when the termination occurred, instead of 3,000 new customers by the end of two years, the senior executive would be entitled to receive a "pro rata" portion of the performance award, or 500 shares. Further, the Proposal is unclear as to what the senior executive should receive if the senior executive has fully met the performance goal at the time the termination occurs. Using the example above, if the Company had acquired at least 3,000 new customers after only one year the senior executive would arguably be entitled to the full performance award of 1,000 shares. However, the Proposal's "pro rata" language could be interpreted to mean that the senior executive should only receive a "pro rata" amount of the shares proportionate to the one-year period, or 500 shares.

Due to the materially different interpretations outlined above, we respectfully submit that FirstEnergy may properly omit the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(3). Neither shareholders voting on the Proposal nor FirstEnergy in implementing the Proposal would be able to determine with reasonable certainty how the "pro rata" requirements of the Proposal apply to performance-based equity awards.

Further, the Proposal seeks a policy that "in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive." However, the term "change of control" can be defined in many different ways and no clear definition of that term is provided in the Proposal. A "change of control" of a company can occur in many ways, including: (i) the sale or transfer of all or substantially all of the assets of the company; (ii) change in ownership of a majority of the outstanding shares of the company; (iii) change of a certain percentage of the outstanding shares of the company; (iv) change in the composition of the Board of Directors; (v) change of the company's Chief Executive Officer or Board Chairman; (vi) a liquidation or dissolution of the company; and (vii) a merger or consolidation where the company is not the surviving entity. Because this term is subject to many varying interpretations, it is unclear what actions the Company would have to take to implement the Proposal and any action taken by the Company could be significantly different from shareholders' interpretation of the Proposal.

C. *The Proposal is Impermissibly Vague, Indefinite and Misleading Because Most of the Supporting Statement is Devoted to Irrelevant Attacks On the Company's Chief Executive Officer and Members of the Board of Directors*

In SLB 14B, the Staff indicated that modification or exclusion of a proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." The Staff's position in SLB 14B is consistent with prior no-action precedent. *See, e.g., FreeportMcMoRan Copper & Gold Inc.* (February 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

The Proposal is concerned with the acceleration in the vesting of future equity pay to senior executive upon a change of control. The Proponent in the supporting statement explains his objections to "golden parachutes," and then discusses the importance of retaining "the link between executive pay and company performance," and that it can be "severed if awards pay out on an accelerated schedule." After having explained the need for the Proposal, the Proponent then uses the remainder of the supporting statement to make various attacks on the Company's Chief Executive Officer and members of the Company's Board of Directors that are irrelevant to the Proposal:

> This proposal should be evaluated in the context of our Company's overall corporate governance as reported in 2012:
>
> GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay - $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to company performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change of control.
>
> We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.
>
> GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.
>
> Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees.

The Proposal's irrelevant attacks on the Company's Chief Executive Officer and members of the Company's Board of Directors detailed above call into question what the Proposal is intended to accomplish and serves only to further confuse FirstEnergy's shareholders regarding what they are being asked to approve. The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. *See, e.g., Bob Evans Farms, Inc.* (January 26, 2006) (permitting exclusion of a portion of the supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (January 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); *Boise Cascade Corp.* (January 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman).

As in the examples referenced above, the supporting statement contains detailed and complex references to matters that are entirely unrelated to the subject matter of the Proposal. The statements above are misleading because they are so unrelated to the focus of the Proposal and are likely to confuse shareholders as to what they are being asked to approve. For the foregoing reasons, we respectfully submit that FirstEnergy may properly omit or exclude a portion of the Proposal from the 2013 Proxy Materials under Rule 14a-8(i)(3).

*D. The Proposal Contains False or Misleading Statements*

Under Rule 14a-8(i)(3), companies may exclude a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In SLB 14B, the Staff stated that exclusion under Rule 14a-8(i)(3) can be appropriate where "the company demonstrates objectively that a factual statement is materially false or misleading." The Staff consistently has allowed the exclusion under Rule 14a-8(i)(3) of shareholder proposals that are premised on materially false or misleading statements. *See Limited Brands*; *General Electric Company* (January 6, 2009) (proposal was materially false and misleading because of "an underlying assertion" that the company had plurality voting when, in fact, the company had implemented majority voting); *Duke Energy Corp.* (February 8, 2002) (permitting exclusion under Rule 14a-8(i)(3) of a proposal that urged the company's board to "adopt a policy to transition to a nominating committee composed entirely of independent directors" because the company had no nominating committee); *General Magic, Inc.* (May 1, 2000) (proposal was materially false and misleading because it requested that the company "make no more false statements" to its shareholders, creating the false impression that the company tolerated dishonest behavior by its employees); and *Conrail Inc.* (February 22, 1996) (proposal was materially false and misleading where it misstated a fundamental provision of a relevant plan).

The Proposal is materially false and misleading because it falsely implies that it is FirstEnergy's typical practice to allow a mere change of control to trigger accelerated vesting of equity awards for senior executives. The Proposal's resolution contains a statement about acceleration of equity awards "in the event of a change of control of our company" and the supporting statement contains a statement that FirstEnergy's "highest paid executive can receive 'golden parachute' pay after a change in control." However, it is not FirstEnergy's typical policy to accelerate vesting of equity pay "in the event of a change of control of our company." In addition to a change of control event, in almost all circumstances a termination within the twenty-four month period following a change of control event is required for acceleration of equity awards for senior executives. Shareholders are likely to be confused by the Proposal because it seeks to change something that does not exist in almost all circumstances. Accordingly, the Proposal is materially misleading in implying that it is FirstEnergy's typical practice to provide for acceleration "in the event of a change of control of our company."

**II. The Proposal has been substantially implemented because under the Company's compensation plans and agreements, a change of control does not trigger acceleration in the vesting of future equity pay to senior executives. Accordingly, the Proposal may be omitted under Rule 14a-8(i)(10).**

Rule 14a-8(i)(10) permits a company to exclude a proposal if "the company has already substantially implemented the proposal." The Commission has stated that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *See* Exchange Act Release No. 34-12598 (July 7, 1976). The Staff has agreed that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10); differences between a company's actions and the proposal are permitted so long as such actions satisfactorily address the proposal's underlying concerns. *See, e.g., Anheuser-Busch Cos., Inc.* (January 17, 2007); and *Masco Corp.* (March 29, 1999) (permitting exclusion of proposal because the company had "substantially implemented" the proposal by adopting a version of it with slight modifications and a clarification as to one of its terms).

The Proposal requests that the Board of Directors adopt a policy that "in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive." As described above, it is the Company's typical practice to require a "double trigger" for the acceleration in the vesting of equity awards in the event of a change of control of the Company. While it is true that the Proposal does not define key terms and thus raises a wide range of questions as to how the Proponent's particular policy would be implemented, it is also undeniably true that the Company's equity awards are not typically subject to accelerated vesting solely upon a change of control of the Company. Accordingly, the Company respectively submits that the Proposal may be omitted pursuant to Rule 14a-8(i)(10).

## CONCLUSION

For the reasons stated above and in accordance with Rules 14a-8(i)(3), 14a-9 and 14a-8(i)(10), the Company requests confirmation that the Staff will not recommend any enforcement action if, in reliance on the foregoing, the Company excludes the Proposal from FirstEnergy's 2013 Proxy Materials. If the Staff disagrees with FirstEnergy's conclusion to omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions or desire additional information, please call the undersigned at (212) 872-1016.

Sincerely yours,



Lucas F. Torres

Enclosures

EXHIBIT A

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

Dear Mr. Smart,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,



William Steiner

10-17-12
Date

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, November 4, 2012]

**Proposal 4* – Limit Accelerated Executive Pay**

RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under various executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to company performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees.

Please encourage our directors to respond positively to this proposal to protect shareholder value:

**Limit Accelerated Executive Pay – Proposal 4***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***



**Rule 14a-8 Proposal (FirstEnergy Corp.) - Chevedden-Steiner / "Limit Accelerated Executive Pay"**

**Daniel M Dunlap** *** FISMA & OMB Memorandum M-07-16 *** 11/06/2012 01:19 PM
Bcc: Daniel M Dunlap

From: Daniel M Dunlap/FirstEnergy
To: *** FISMA & OMB Memorandum M-07-16 ***
Bcc: Daniel M Dunlap/FirstEnergy

History: This message has been forwarded.

Mr. Chevedden,

Please see attached.

Thank you,



20121106141040030.pdf - 20121106141040030.pdf

Daniel M. Dunlap, Esq.
Assistant Corporate Secretary
FirstEnergy Corp.
Phone:
Fax:
E-Mail:



Daniel M. Dunlap
Assistant Corporate Secretary

76 South Main Street
Akron, Ohio 44308

330-384-4692 (Akron)
724-838-6188 (Greensburg)

November 6, 2012

**VIA OVERNIGHT MAIL AND ELECTRONIC MAIL (olmsted7p@earthlink.net)**

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Dear Messrs. Chevedden and Steiner:

I am writing on behalf of FirstEnergy Corp. (the "Company"), which received on November 5, 2012, Mr. William Steiner's shareholder proposal (copy enclosed) entitled "Limit Accelerated Executive Pay" (the "Proposal") for consideration at the Company's 2013 Annual Meeting of Stockholders.

The Securities and Exchange Commission's (the "SEC") rules and regulations, including Rule 14a-8, govern the proxy process and shareholder proposals. For your reference, I am enclosing a copy of Rule 14a-8 with this letter.

The Proposal contains certain eligibility or procedural deficiencies and does not satisfy the requirements of Rule 14a-8. Based on the records of our transfer agent, Mr. Steiner is not a registered holder of shares of FirstEnergy Corp. stock. Therefore, you must obtain a proof of ownership letter from the Depository Trust Company (DTC) participant through which Mr. Steiner's securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8. We expect that Mr. Steiner, like many shareholders, may own shares in "street name" through a record holder such as a broker or bank. In that case, Rule 14a-8(b) states that "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the [C]ompany's securities entitled to be voted on the [P]roposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

To remedy these deficiencies, you must provide sufficient proof of ownership of the requisite number of Company shares for the one-year period preceding and including the date you submitted the Proposal, November 5, 2012. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the securities (usually a bank or broker) verifying that, on November 5, 2012 (the time you submitted the Proposal), Mr. Steiner continuously held the requisite number of Company shares for the one-year period preceding and including November 5, 2012; or

- a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the ownership of the shares as of or before the date on which the one-year eligibility period begins and your written statement that Mr. Steiner continuously held the required number of shares for the one-year period as of the date of the statement and that Mr. Steiner intends to continue holding the securities through the date of the shareholder meeting currently expected to be May 21, 2013.

For purposes of Rule 14a-8(b)(2)(i), only DTC participants are viewed as "record" holders of securities that are deposited at DTC.

To assist you in addressing this deficiency notice we would direct you to the SEC's Staff Legal Bulletins (SLB) No. 14F and 14G. In particular note the following excerpt from SLB 14F.

*How can a shareholder determine whether his or her broker or bank is a DTC participant?*

> Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

*What if a shareholder's broker or bank is not on DTC's participant list?*

> The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.
>
> If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

*How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?*

> The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin [SLB14F]. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at FirstEnergy Corp., 76 South Main Street, Akron, OH 44308. Alternately, you may send your response via facsimile to (330) 384-3866 or via electronic mail to ddunlap@firstenergycorp.com.

The Company may exclude the Proposal if you do not meet the requirements set forth in the enclosed rules. However, if on a timely basis you remedy any deficiencies, we will review the Proposal on its merits and take appropriate action. As discussed in the rules, we may still seek to exclude the Proposal on substantive grounds, even if you cure any eligibility and procedural defects.

If you have any questions with respect to the foregoing, please feel free to contact me at 330-384-4692.

Very truly yours,



Enclosures

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman of the Board
FirstEnergy Corp. (FE)
76 S Main St
Akron OH 44308
Phone: 800 736-3402

Dear Mr. Smart,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 *** at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***.

Sincerely,



William Steiner

10-17-12
Date

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, November 4, 2012]
**Proposal 4* – Limit Accelerated Executive Pay**
RESOLVED: The shareholders ask our board of directors to adopt a policy that in the event of a change of control of our company, there shall be no acceleration in the vesting of any future equity pay to a senior executive, provided that any unvested award may vest on a pro rata basis as of the day of termination; to the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall not affect any legal obligations that may exist at the time of adoption of the requested policy.

Under various executive pay plans, our company's highest paid executives can receive "golden parachute" pay after a change in control. It is important to retain the link between executive pay and company performance, and one way to achieve that goal is to prevent windfalls that an executive has not earned.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if awards pay out on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, expressed "High Concern" for our executive pay – $18 million for our CEO Anthony Alexander. Mr. Alexander's pension had increased by $12 million in 3-years and he was entitled to $30 million in his accumulated pension. Because pension payments are not tied directly to company performance, they are difficult to justify in terms of shareholder value. Mr. Alexander also had a potential $31 million entitlement upon a change in control.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee.

GMI negatively flagged 2 of our directors: George Smart (our Chairman) because he chaired FirstEnergy's audit committee during an accounting misrepresentation which had a lawsuit settlement expense and Michael Anderson due to his involvement with the Interstate Bakeries bankruptcy. And Mr. Smart was nonetheless on our audit and nomination committees. And Mr. Anderson was nonetheless on our finance and nuclear committees.

Anthony Alexander, Catherine Rein, Carol Cartwright and George Smart each had 10 to 15 years long-tenure. GMI said long-tenured directors can often form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Yet these directors still controlled 5 seats on our most important board committees.

Please encourage our directors to respond positively to this proposal to protect shareholder value:
**Limit Accelerated Executive Pay – Proposal 4***

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email SMA & OMB Memorandum M-07-16 ***

**§ 240.14a-8 Shareholder proposals.**

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH ( i )(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH ( i )(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH ( i )(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH ( i )(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year ( *i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Rule 14a-8 Proposal (FE) nfn

*** FISMA & OMB Memorandum M-07-16 ***

to:

Daniel M. Dunlap

11/09/2012 05:48 PM

Hide Details

From: *** FISMA & OMB Memorandum M-07-16 ***

To: "Daniel M. Dunlap" · - - ·>

History: This message has been forwarded.

1 Attachment



CCE00006.pdf

Mr. Dunlap,
Attached is rule 14a-8 proposal stock ownership letter. Please let me know tomorrow whether there is any question.
Sincerely,
John Chevedden



November 9, 2012

| Post-it® Fax Note 7671 | Date 11-9-12 | # of pages ▶ |
|---|---|---|
| To Daniel Dunlap | From John Chevedden | |
| Co./Dept. | Co. | |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** | |
| Fax # 330-384-3866 | Fax # | |

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 ***

Dear William Steiner,

Thank you for allowing me to assist you today. Pursuant to your request, this letter is to confirm that you have continuously held no less than 21,200 shares of General Electric Co. Com – GE and 300 shares of Verizon Communications Com – VZ in TD Ameritrade Clearing, Inc., DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since October 1, 2011.

Also, you have continuously held no less than 400 shares of First Energy – FE in TD Ameritrade Clearing, Inc., DTC #0188, account ending in *** FISMA & OMB Memorandum M-07-16 *** since November 2, 2011.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Dan Siffring
Senior Account Manager
Private Client Services Elite
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

TD Ameritrade does not provide investment, legal or tax advice. Please consult your investment, legal or tax advisor regarding tax consequences of your transactions.

TDA 5380 L 09/12